UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This is the updated disclosure that reflected results of treasury stock disposal filed on September 7, 2021. The amended parts are marked in blue color as shown in the table below.

Result of Treasury Stock Disposal

1. Issuer and Address

•	Issuer : POSCO HOLDINGS INC.

•	Address : 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

2. Contents regarding Disposition Report

•	Report Submission Date : August 20, 2021

•	Disposition Period : From September 1, 2021 to September 1, 2021

•	Types of Stock and the Number of Shares : Common stock 83,671 shares

3. Information regarding Disposition

Date	Type of Stock	Number of Disposed Shares	Disposed Amount per Share (KRW)	Total Disposed Amount (KRW)
September 1, 2021	Common	83,671	494,450	41,371,125,950

* Note: The above disposed amount is the exchange price of exchangeable bonds and the unit is the Korean Won (“KRW”).

* Please note that the above disposition of treasury stock was prepared with respect to the foreign currency exchangeable bonds issued by the Company on September 1, 2021, assuming that a total of 83,671 treasury stocks, which are the exchangeable stocks of the bonds, were requested for exchange on the same day.

* The actual details of disposition of treasury stock will be finalized at the time the exchange right of the exchangeable bond is exercised. Treasury stocks are currently deposited with the Korea Securities Depository.

* For details on issuance of the exchangeable bonds and decision on dispose of treasury stock, please refer to the Company’s SEC submissions which are Decision on Issuance of Exchangeable Bonds on August 27, 2021 and Decision on Disposal of Treasury Stock on August 20, 2021.

4. The Holding Status of Treasury Stock after Disposal

Type of Stock	Number of Shares	%	Amount (In millions of KRW)
Common	6,919,927	8.38	1,532,334

* As stated in “3. Information regarding Disposition”, a total of 83,671 treasury shares subject to exchange for exchangeable bonds are deemed to have been requested for exchange on the same day, and are excluded in the above “Number of Shares”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)

Date: September 3, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President